Filed pursuant to Rule 497(a)
Filed No. 333-228959
Rule 482ad

**YieldStreet Prism Fund FAQs**

**What is the duration and distribution rate of the YieldStreet Prism Fund?**

The YieldStreet Prism Fund's annualized distribution rate is 7%. Distributions represent the quarterly payments you will receive.

Distributions are expected to be made quarterly, subject to the authorization of the Fund's board of directors. The board has declared the Fund's initial quarterly distribution.

The YieldStreet Prism Fund has a termination of 48 months.*

*The Fund will cease investing and seek to liquidate the Fund's remaining portfolio no later than 48 months after the Fund's initial closing. It may take up to twelve months thereafter to fully monetize any remaining illiquid investments in the Fund's portfolio.

**How long is my capital locked in the Fund?**

The Fund will cease investing and seek to liquidate the Fund's remaining portfolio no later than 48 months after the Fund's initial closing. It may take up to twelve months thereafter to fully monetize any remaining illiquid investments in the Fund's portfolio.

**Does the Fund offer me any liquidity?**

Within approximately 15 months, there may be the potential for optional liquidity.*

*The Fund intends to offer to repurchase shares from investors at the discretion of the Fund's board of directors and depending upon the performance of the Fund. The Fund will limit the number of shares to be repurchased in any calendar year to 20% of the weighted average number of shares outstanding in the prior calendar year, or 5% in each quarter. If the number of shares submitted for repurchase by investors exceeds the number of shares the Fund seeks to repurchase, the Fund will repurchase shares on a pro-rata basis, and not on a first-come, first-served basis.

**Will you stop launching individual offerings?**

YieldStreet will not stop launching individual offers. Think of the YieldStreet Prism Fund as your portfolio builder that allows you the ability to quickly diversify your portfolio. The YieldStreet Prism Fund is an addition to traditional YieldStreet offerings, not a replacement.*

*The YieldStreet Prism Fund is a non-diversified closed-end fund for purposes of the Investment Company Act of 1940, as amended ("40 Act"), and is therefore not a 40 Act "diversified" product.

**Are there fees and expenses associated with the Fund?**

The following fees and expenses are associated with the YieldStreet Prism Fund, which will ultimately reduce the funds available for distribution to you as stockholders:

- Annual Management Fee: 1.0%*
- Annual Administrative Expense: Maximum of 0.50%**
- Estimated Annual Leverage Expense 0.25%***

As we expect to responsibly utilize leverage to improve yields, the cost of this leverage is an expense that will be charged to the fund. The estimated expense of 0.25% assumes that we utilize leverage at a rate equal to 10% of our average net assets at an assumed rate of 2.5% per annum.

\*  The management fee is calculated at an annual rate of 1.00% of the average of the Fund's net assets, excluding cash and cash-equivalents, at the end of the two most recently completed calendar quarters. BlackRock, as the Fund's sub-adviser, is entitled to receive a management fee from YieldStreet, as described in the Fund's prospectus.

** The Fund's administrator will provide facilities and administrative services necessary for the Fund to operate. The Fund has agreed to reimburse the administrator and its affiliates for the fees, costs and expenses incurred by the administrator and its affiliates in providing such services, up to 0.125% (0.50% annualized) of the Fund's net assets (excluding cash and cash equivalents), as determined as of the end of each calendar quarter. Please refer to the Fund's prospectus for additional information regarding this reimbursement.

*** As we expect to responsibly utilize leverage to improve yields, the cost of this leverage is an expense that will be charged to the fund. The estimated expense of 0.25% assumes that we utilize leverage at a rate equal to 10% of our average net assets at an assumed rate of 2.5% per annum.

**What are the risks of investing in our Fund's shares?**

Investing in shares of the Fund involves a number of significant risks. As you know, no investment is guaranteed. In addition to the other information contained elsewhere in the prospectus, you should consider carefully the Risk Factors set forth in the prospectus before making an investment in our shares. If any of such events occur, the Fund's business, financial condition and results of operations could be materially and adversely affected. In such case, the net asset value of our shares could decline, and you may lose all or part of your investment.

**How am I notified of changes and/or progress with the Fund?**

For the most up-to-date information on your investment in the Fund, you can check your Portfolio. The YieldStreet Prism Fund will also release quarterly updated reports like all other investments on the platform.

**Can I invest with a self-directed IRA or entity in the Fund?**

Only investor accounts that have a Yieldstreet Wallet will be eligible to invest. If you have a checkbook IRA with a Yieldstreet Wallet, you are able to invest. You are not able to invest with any IRA that does not have a Wallet or requires a custodian to invest via wire transfer.

**Is there a minimum initial investment required for the Fund?**

Yes. You must purchase a minimum amount, which will initially be $20,000, although we may waive or increase or decrease this minimum permitted subscription amount from time to time at our discretion. Once you have satisfied the minimum initial subscription requirement, any additional purchases of our shares must be in amounts of at least $1,000 except for additional purchases pursuant to our distribution reinvestment plan.

**Do I have to establish a Yieldstreet Wallet in order to subscribe to shares in the Fund?**

Yes. If you are investing in the YieldStreet Prism Fund, in order to submit an allocation request you must establish a YieldStreet Wallet from which funds will be withdrawn or you may deposit funds therein at such time.

**How am I notified of changes to the Fund after I have invested?**

The composition of the YieldStreet Prism Fund will be available within your investor portfolio.

**How long will the Fund last?**

The Fund is a continuous offering of our shares as permitted by the federal securities laws. We may elect to conduct additional offerings subsequent to the completion of the offering.

To familiarize yourself with the details of the YieldStreet Prism Fund, it is important that you review the prospectus.

**Are investors in all 50 US states able to invest in the Fund?**

The securities described in the prospectus are not offered for sale in the states of Nebraska, North Dakota or Texas or to persons resident or located in such states at this time. No subscription for the sale of shares will be accepted from any person resident or located in Nebraska, North Dakota or Texas at this time.

**RESOURCE CENTER ARTICLES**

**What to Expect From the YieldsStreet Prism Fund**

Yieldstreet is excited to announce the first product in an entirely new fund category for the platform—the YieldStreet Prism Fund.

**What's the goal of the Yieldstreet Prism Fund?**

The YieldStreet Prism Fund is a closed-end (CEF) fund that functions as your portfolio builder, allowing you to concurrently hold a variety of primarily fixed-income investments. Yieldstreet will manage the Fund with BlackRock Financial Management, Inc. serving as sub-adviser to the Fund's portfolio that will invest in liquid fixed-income assets across multiple sectors.

**How are funds allocated?**

The asset allocation for the Fund overall will be focused on income generation. Yieldstreet will manage the illiquid portion of the Fund's portfolio and potential asset classes include – but are not limited to – Legal, Marine, Real Estate, Art, and Commercial.

BlackRock will manage the liquid portion of the Fund's portfolio. Below are examples of potential fixed-income sectors:

1. ABS – Asset-Backed Securities.
2. Asian Credit – Corporate debt issued in the Asian markets
3. CLOs – Collateralized Loan Obligations.
4. MBS – Commercial Mortgage-Backed Securities
5. Emerging Markets Debt – Sovereign and Corporate debt
6. European Credit – Corporate debt issued in the European markets
7. European High Yield – Corporate debt issued in the European markets
8. Global Macro Positioning – Interest rates and foreign currency positions
9. High Yield Corporates – Corporate debt issued in the US with below-investment-grade ratings

10. Investment Grade Corporates – Corporate debt issued in the US with investment-grade ratings
11. Municipal Bonds – Debt obligations issued by local authorities
12. Non-Agency Residential Mortgages – Securitized assets predominantly backed by non-conforming residential mortgage loans
13. For additional information on these sectors, please read The YieldStreet Prism Fund—Sectors Explained.

**When will the Fund terminate, and is liquidity an option?**

The termination date of the Fund is 48 months[1], with the potential option for limited liquidity in that within approximately 15 months after the initial investments go active, and on a quarterly basis thereafter, the Fund may offer to repurchase a limited number of shares from investors subject to approval by the Fund's board of directors and to certain limitations as outlined in the Fund's prospectus. Investors will have the option to submit repurchase requests that will be granted pro-rata on a quarterly basis.[2]

**What fees and expenses are associated with the Fund?**

The proposed investment strategy for the Prism Fund allows the BlackRock and Yieldstreet teams the flexibility to rebalance assets throughout the duration of the Fund in order to maximize income generation. There are fees and expenses associated with the Fund:

- Annual Management Fee: 1.0%[3]
- Annual Administrative Expense: Maximum of 0.50%[4]
- Estimated Annual Leverage Expense 0.25%

**Is the investing process the same?**

The investing process for the YieldStreet Prism Fund is different than that of Yieldstreet's other offerings available on the platform. Below are a few key steps to be aware of when investing in the Yieldstreet Prism Fund:

**Your Yieldstreet Wallet must be pre-funded.** To invest in the YieldStreet Prism Fund, your investor account setup must be completed prior to the Fund's launch date. In addition, you must also have settled funds for your full allocation in your Yieldstreet Wallet prior to the launch date.

**There's an initial investment window.** During this initial window, you must submit your total desired allocation for the YieldStreet Prism Fund. However, funds will not be withdrawn from your Wallet at this time. All funds will be pulled from Yieldstreet Wallets once the investment window closes.

**It will take a few days for funds to be invested.** Once all investor funds are withdrawn, it will take approximately 2 business days for initial assets to be placed into the Fund. Once the funds are at-risk, your money will begin to earn interest.

**The value of your shares will be calculated regularly.** The per-share value of the Fund will be calculated using the Fund's Net Asset Value (NAV). The NAV will be determined on at least a quarterly basis.

**Distributions for the Yieldstreet Prism Fund are expected to be paid out quarterly.** Distributions for the YieldStreet Prism Fund are expected to be paid out quarterly, subject to the discretion of the Fund's board of directors and based on the Fund's performance over the previous quarter.

We're excited for the YieldStreet Prism Fund to provide investors with a multi-asset product. To familiarize yourself with the details of the YieldStreet Prism Fund, it is important that you review the prospectus, available for download on this page.

As always, feel free to reach out to our team with additional questions at investments@yieldstreetprismfund.com.

**Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing.**

**The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.**

**Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.**

[1]The Fund will cease investing and seek to liquidate the Fund's remaining portfolio no later than 48 months after the Fund's initial closing. It may take up to twelve months thereafter to fully monetize any remaining illiquid investments in the Fund's portfolio.

[2]The Fund intends to offer to repurchase shares from investors at the discretion of the Fund's board of directors and depending upon the performance of the Fund. The Fund will limit the number of shares to be repurchased in any calendar year to 20% of the weighted average

number of shares outstanding in the prior calendar year, or 5% in each quarter. If the number of shares submitted for repurchase by investors exceeds the number of shares the Fund seeks to repurchase, the Fund will repurchase shares on a pro-rata basis, and not on a first-come, first-served basis.

[3]The management fee is calculated at an annual rate of 1.00% of the average of the Fund's net assets, excluding cash and cash-equivalents, at the end of the two most recently completed calendar quarters. BlackRock, as the Fund's sub-adviser, is entitled to receive a management fee from Yieldstreet, as described in the Fund's prospectus.

[4]The Fund's administrator will provide facilities and administrative services necessary for the Fund to operate. The Fund has agreed to reimburse the administrator and its affiliates for the fees, costs and expenses incurred by the administrator and its affiliates in providing such services, up to 0.125% (0.50% annualized) of the Fund's net assets (excluding cash and cash equivalents), as determined as of the end of each calendar quarter. Please refer to the Fund's prospectus for additional information regarding this reimbursement.

**RESOURCE CENTER ARTICLE**

**The YieldStreet Prism Fund Distribution Rate Explained**

The YieldStreet Prism Fund (the "Fund") will make payments based on a distribution rate, which is different from interest payments paid from most of Yieldstreet's other asset class offerings. The distribution represents the quarterly payments you will receive.

We want to make sure that the YieldsSreet Prism Fund's distribution rate process is completely transparent. For more information, please view a detailed breakdown below.

But, before we dive into the Yieldstreet Fund's distribution rate, let's first take a closer look at distribution rates in general.

**What is the distribution rate?**
Shareholders of a Closed-End Fund, such as the Yieldstreet Prism Fund, are typically paid dividends on a quarterly basis. We've set the rate of payment with the goal of creating a predictable quarterly distribution. We call this the Yieldstreet Prism Fund's distribution rate.

**What is the Yieldstreet Prism Fund distribution rate and policy?**
As noted on the Fund's offering page, the Yieldstreet Prism Fund's annualized distribution rate is 7%[1]. The distribution represents the quarterly payments you will receive. Distributions are expected to be made quarterly, subject to the authorization of the Fund's board of directors. The board has declared the Fund's initial quarterly distribution.

The aim of the YieldStreet Prism Fund is to provide its shareholders with quarterly distributions. If the Fund did not earn enough interest in the prior quarter to support the declared distribution, the difference would be made up of a return of the shareholder's principal.

**How exactly would this work?** Say the Fund earned 1.5% (6% annualized) in the prior quarter, net of fees. In the quarterly distribution, shareholders of the Fund would receive a 1.5% distribution and then, in addition, would have .25% of their principal returned to meet the predetermined 1.75% (7% annualized) distribution rate.

**If my principal is returned do I still pay fees and expenses?** No. If your principal, or a portion of your principal, is returned you will not pay either the 1% Annual Management Fee[2], the 0.5% Annual Administrative Fee[3], or the 0.25% Estimated Leverage Expense[4], on that portion of your capital. This is known as a "non-destructive return of capital." At Yieldstreet, we don't believe an investor should have to pay to receive their return of capital.

**What if the Fund earns more than the distribution rate?** In a scenario where the Fund earns greater than 7% annualized, net of fees, the excess would remain in the Fund. As a Closed-End Fund is required to distribute 90% of its earnings on an annual basis, we may choose to pay out a special dividend at the end of the year. As the Fund and its investments eventually terminate, the balance of the Fund will be distributed back to shareholders.

**Can I reinvest my distributed dividends?**
As mentioned above, the Fund will distribute dividends, as opposed to interest. Shareholders in the YieldStreet Prism Fund will have the opportunity to compound their earnings by reinvesting their dividends. When a shareholder chooses to reinvest dividends, this means that the dividend payments are automatically used to purchase additional shares of the Yieldstreet Prism Fund. There are a few different reasons shareholders may want to reinvest their dividends:

**It's free with the YieldStreet Prism Fund**

When you reinvest your dividends with the Yieldstreet Prism Fund, the transaction is free. Shareholders are not charged a fee for reinvesting their dividends back into the Fund.

**Your Earnings Compound**

Just like compounding interest when it comes to your bank account, reinvesting your dividends allows your earnings to compound. In this situation, you are essentially earning 7%[1] from not only your initial principal, but also from your dividends. Finally, reinvesting your dividends enables you to potentially grow your wealth faster by decreasing cash drag in your investment portfolio.

**Tax Efficiency**

Another reason shareholders might want to reinvest their dividends is tax efficiency. Due to its tax status, the Yieldstreet Prism Fund is not taxed at the corporate level, so only the investor's distributions are taxed. As a result, the investor avoids double taxation, which is common with corporate stocks. In addition, investing in the Fund with your Yieldstreet IRA will enable you to either defer (Traditional IRA) or avoid (Roth IRA) tax on these earnings.

For additional information on the Yieldstreet Prism Fund please reference: What is the Yieldstreet Prism Fund?

To familiarize yourself with the details of the Yieldstreet Prism Fund, it is important that you review the prospectus, available for download on this page.

If you have additional questions regarding the Fund, please reach out to the Yieldstreet team at investments@yieldstreetprismfund.com.

**Investors should carefully consider the investment objectives, risks, charges and expenses of the Yieldstreet Prism Fund before investing. The prospectus for the Yieldstreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.**

**Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.**

The securities described in the prospectus are not offered for sale in the states of Nebraska, North Dakota or Texas or to persons resident or located in such states at this time. No subscription for the sale of shares will be accepted from any person resident or located in Nebraska, North Dakota or Texas at this time.

[1] Reflects the initial quarterly distribution declared by the board of directors on January 6, 2020, which will be payable to stockholders of record as of June 10, 2020, and the initial offering price of $10 per share. The board of directors approved a quarterly distribution of $0.0175 per share, which would equate to a 7% annual distribution based on the initial offering price of $10 per share. Our distributions may exceed our earnings. Therefore a portion of our distributions may

be a return of the money you originally invested and represent a return of capital to you for tax purposes.

[2] The management fee is calculated at an annual rate of 1.00% of the average of the Fund's net assets, excluding cash and cash-equivalents, at the end of the two most recently completed calendar quarters. BlackRock, as the Fund's sub-adviser, is entitled to receive a management fee from Yieldstreet, as described in the Fund's prospectus.

[3] The Fund's administrator will provide facilities and administrative services necessary for the Fund to operate. The Fund has agreed to reimburse the administrator and its affiliates for the fees, costs and expenses incurred by the administrator and its affiliates in providing such services, up to 0.125% (0.50% annualized) of the Fund's net assets (excluding cash and cash equivalents), as determined as of the end of each calendar quarter. Please refer to the Fund's prospectus for additional information regarding this reimbursement.

[4] This assumes that we utilize leverage at a rate equal to 25% of our average net assets as an assumed rate of 6% per annum.